Exhibit 12

                             TECO Energy, Inc.

                     RATIO OF EARNINGS TO FIXED CHARGES

     The  following  table  sets  forth  the company's ratio of earnings to fixed charges for the periods indicated.

  Nine Months   Twelve Months
     Ended          Ended                 Year Ended December 31,
Sept. 30, 1998  Sept. 30, 1998    1997     1996    1995     1994     1993

    3.83x(1)        3.65x(2)     3.77x(3)   3.72x  3.48x   3.06x(4) 3.23x(5)

     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of non-recurring pretax charges totaling $25.9 million associated with write-offs at TECO Coal, TeCom and Tampa Electric, and $.4 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.15x for the nine-month period ended Sept. 30, 1998.

(2)  Includes  the  effect of the non-recurring pretax charges discussed in
     Note 1 above and $1.9 million, pretax, of additional costs related to the mergers completed in 1997. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.91x for the 12-month period ended Sept. 30, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.

(4) Includes the effect of a $25-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.30x for the year ended Dec. 31, 1994.

(5) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement at Tampa Electric. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.33x for the year ended Dec. 31, 1993.

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